UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 11-K

___________________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN

(Full title of the Plan)

PREMIERWEST BANCORP

(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road

Medford, OR 97504

(address of principal executive office of the issuer)

Report of Independent Registered Public

Accounting Firm and Financial Statements

(with supplemental information) for

PremierWest Bancorp

401(k) Profit Sharing Plan

December 31, 2011 and 2010

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4–15

SUPPLEMENTAL INFORMATION
Schedule H, line 4(i) – Schedule of assets (held at end of year)	16–17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of
December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon

June 22, 2012

1

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

ASSETS
Investments, at fair value:
Pooled separate accounts	$6,191,210	$6,429,861
Registered investment companies	1,889,865	2,012,919
Collective trusts	1,839,893	1,929,659
PremierWest Bancorp common stock	193,876	503,045

	10,114,844	10,875,484

Receivables:
Notes receivable from participants	209,449	154,197
Participant contributions	6	250
Employer contributions	1	29

	209,456	154,476

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	10,324,300	11,029,960

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
held in collective investment trusts	(41,808)	(38,622)

NET ASSETS AVAILABLE FOR BENEFITS	$10,282,492	$10,991,338

See accompanying notes.	2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO
Investment income:
Net depreciation in fair value of investments	$(625,169)
Dividends	9,787
(615,382)

Interest income on notes receivable from participants	10,396

Contributions:
Participant	1,327,348
Employer	188,873
Rollovers	785
1,517,006

Total additions	912,020

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
ATTRIBUTED TO
Benefits paid to participants	(1,617,267)
Administrative expenses	(3,599)

Total deductions	(1,620,866)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(708,846)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,991,338

End of year	$10,282,492

3	See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, the Bank or Employer). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation by the Bank as a payroll deduction and are remitted to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In addition, at its sole discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. The Bank elected to match 25% of each participant’s deferral contributions up to 6% of the participant’s salary or a maximum contribution of 1.5% for the year ended December 31, 2011. No profit sharing contributions were made during the year ended December 31, 2011. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and the Plan’s earnings or losses. Allocations are based on the participant’s contributions, eligible compensation, or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers, and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service according to the following schedule:

Completed Years of Service	Percent Vested

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In addition, upon death, disability, or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

Notes receivable from participants – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. No more than one loan may be approved for any participant in a twelve-month period. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the Loan Administrator. These rates are fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on notes outstanding at December 31, 2011 ranged from 5.25% to 10.25%, with various maturity dates through August 2037.

Payments of benefits – Upon retirement, death, or separation of service, participants (or their beneficiaries) may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only.

5

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s entire vested account or a distribution of the participant’s account derived from employer contributions, which were not fully vested at the distribution date. Forfeitures, as they occur, shall be applied to reduce the Bank’s subsequent matching contributions. At December 31, 2011 and 2010, forfeited unvested accounts totaled $153 and $1,394, respectively. During the year ended December 31, 2011, forfeitures of $18,943 were used to reduce the Bank’s matching contribution.

Plan termination – Although it has not expressed any intention to do so, the Bank has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent accounting pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the guidance applicable on January 1, 2010. See Note 4.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants and segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

6

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan adopted this guidance effective December 31, 2010.

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between Levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statements of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts – The Plan invests in a collective investment trust which holds fully benefit-responsive investment contracts that are required to be reported at contract value as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the statements of net assets available for benefits present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits – Benefits are recorded when paid.

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PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Plan expenses – All expenses incurred to maintain the Plan are paid by the Bank. Certain transaction fees are paid by the Plan and charged directly to the respective participants’ accounts.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

Note 3 – Investments

All investments are participant directed. Participants have the option of investing in the common stock of the Plan Sponsor, as well as pooled separate accounts, collective investment trusts, and registered investment company contracts. Principal maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative fees. Participants should refer to the separate prospectuses for a complete description of the individual investment options.

8

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments (continued)

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2011	2010

Pooled separate accounts:
Principal Lifetm 2030 Sep Acct-R4	$1,275,139	$1,435,387
Principal Lifetm 2020 Sep Acct-R4	$1,046,019	$883,131
Principal Lifetm Str Inc Sep Acct-R4	$832,714	$1,017,773
Principal Lifetm 2010 Sep Acct-R4	$525,417	$681,455
Registered investment companies:
Franklin DynaTech R Fund	$522,285	*
American Funds Growth Fund of America-R3	*	$570,704
Collective trusts:
Principal Stable Value Fund**	$1,798,085	$1,891,037

*Indicates investment was less than 5% of net assets available for benefits.

**Contract value has been presented for the Plan’s investment in the Principal Stable Value Fund as it is the relevant measurement for financial statement purposes.

During the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments purchased, sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	$(102,808)
Registered investment companies	(108,336)
Collective trusts	30,080
PremierWest Bancorp common stock	(444,105)

Net depreciation in fair value of investments	$(625,169)

9

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology are quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Pooled separate accounts – The Plan’s investments in pooled separate accounts are valued based on the net asset value (NAV) of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the NAV is generally classified within Level 2 of the valuation hierarchy. The Plan’s investments in pooled separate accounts have no scheduled termination and can be redeemed daily without restriction or required notice. The Plan has no unfunded commitments to these pooled separate accounts.

Registered investment companies – Shares of registered investment company funds are valued at quoted market prices which represent the NAV of shares held by the Plan at year end.

10

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

Collective trusts – Units held in collective trusts are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a collective trust is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective trust is classified within Level 2 of the valuation hierarchy. The Plan’s investments in collective trusts have no scheduled termination and can be redeemed daily without restriction or required notice. The Plan has no unfunded commitments to the collective trusts.

 Common stock – The Plan’s investment in the Plan Sponsor’s common stock is valued at the closing price reported on the active market on which the security is traded.

 The following tables disclose, by level of the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2011 and 2010:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target date funds (a)	$-	$4,320,816	$-	$4,320,816
Blend funds (b)	-	1,450,334	-	1,450,334
Growth funds (c)	-	170,113	-	170,113
Commercial real estate funds (d)	-	135,705	-	135,705
Value funds (e)	-	58,089	-	58,089
Bond funds (f)	-	56,153	-	56,153

Total pooled separate accounts	-	6,191,210	-	6,191,210

Registered investment companies:
Blend funds (b)	882,151	-	-	882,151
Growth funds (c)	526,592	-	-	526,592
Bond funds (f)	308,014	-	-	308,014
Value funds (e)	173,108	-	-	173,108

Total registered investment companies	1,889,865	-	-	1,889,865

Collective trusts:
Stable value funds (g)	-	1,839,893	-	1,839,893
PremierWest Bancorp common stock	193,876	-	-	193,876

Total investment assets at fair value	$2,083,741	$8,031,103	$-	$10,114,844

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PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target date funds (a)	$-	$4,497,369	$-	$4,497,369
Blend funds (b)	-	1,556,828	-	1,556,828
Growth funds (c)	-	231,827	-	231,827
Value funds (e)	-	56,980	-	56,980
Commercial real estate funds (d)	-	-	86,857	86,857

Total pooled separate accounts	-	6,343,004	86,857	6,429,861

Registered investment companies:
Blend funds (b)	1,033,632	-	-	1,033,632
Growth funds (c)	571,444	-	-	571,444
Bond funds (f)	281,562	-	-	281,562
Value funds (e)	126,281	-	-	126,281

Total registered investment companies	2,012,919	-	-	2,012,919

Collective trusts:
Stable value funds (g)	-	1,929,659	-	1,929,659
PremierWest Bancorp common stock	503,045	-	-	503,045

Total investment assets at fair value	$2,515,964	$8,272,663	$86,857	$10,875,484

 (a) Target date funds are pooled investment vehicles designed to assist investors with implementing an asset allocation strategy by setting and systematically adjusting asset allocations based on retirement date.

(b) Blend funds are pooled investment vehicles seeking long-term capital appreciation by investing primarily in equity securities using both growth and value investing strategies.

(c) Growth funds are pooled investment vehicles seeking long-term capital appreciation by investing primarily in equity securities using growth investing strategies.

(d) Commercial real estate funds are pooled investment vehicles designed to provide predictable returns from low-risk investments in a diversified portfolio of income-producing real estate with potential for long-term capital appreciation; primarily multi-family, industrial, retail, and office properties throughout the United States.

(e) Value funds are pooled investment vehicles seeking long-term capital appreciation by investing primarily in equity securities using value investing strategies.

(f) Bond funds are pooled investment vehicles seeking long-term appreciation without undue risk of principal by investing in fixed-income securities; primarily the debt obligations of corporations and governmental entities.

(g) Stable value funds are pooled investment vehicles designed to provide capital preservation and consistent returns by investing primarily in traditional and synthetic guaranteed investment contracts with fixed maturities.

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PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

The following table discloses the summary of changes in the fair value of the Plan’s Level 3 investment assets:

Commercial
Real Estate Funds

Balance as of January 1, 2011	$86,857
Unrealized appreciation of investments
still held at the reporting date	2,568
Purchases	2,890
Sales	(8,526)
Transfers to level 2	(83,789)

Balance as of December 31, 2011	$-

Unrealized appreciation included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the effective date of the event or change in circumstances that caused the transfer. As of December 31, 2011, the fair value of the commercial real estate funds were classified within Level 2 of the valuation hierarchy as the withdrawal restrictions to which the funds were subject were lifted effective March 24, 2011. As of December 31, 2010, the fair value of the Plan’s investment in commercial real estate funds was classified within Level 3 of the valuation hierarchy as there were significant redemption restrictions as of December 31, 2010.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Given the level of risk associated with investment securities, it is reasonably possible that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 6 – Transactions with Parties-In-Interest

The Plan’s custodian, Principal Trust Company, is a subsidiary of Principal Financial Group. Therefore, transactions with these entities qualify as exempt party-in-interest transactions.

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PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 – Transactions with Parties-In-Interest (continued)

The Bank is the Plan Sponsor and administrator and pays certain administrative costs including accounting, legal, and consulting fees on behalf of the Plan. All of the trustees are also participants of the Plan. The Plan invests in shares of the Plan Sponsor’s common stock, which are publicly traded and in which Plan participants have the option of investing. The Plan’s investment in the Plan Sponsor’s common stock totaled $193,876 and $503,045 as of December 31, 2011 and 2010, respectively.

Note 7 – Tax Status

The Plan has adopted a volume-submitter plan sponsored by a third party. The volume-submitter plan received an opinion letter dated December 12, 2011 from the Internal Revenue Service, stating the volume submitter plan, as then designed, meets the requirements of the applicable sections of the Internal Revenue Code (IRC). The Plan has not filed individually with the Internal Revenue Service for a letter regarding the Plan’s qualified status. However, the plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by various taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2011 and 2010:

	2011		2010

Net assets available for benefits per financial statements	$10,282,492		$10,991,338

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts
held in collective trusts	41,808		38,622

Net assets available for benefits per Form 5500	$10,324,300	$	$ 11,029,960

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PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 8 – Reconciliation to Form 5500 (continued)

The following is a reconciliation of net increase in assets for the year ended December 31, 2011:

Net increase in net assets available for benefits per
financial statements	$(708,846)
Net appreciation in fair value of fully benefit-responsive
investment contracts held in collective trusts	3,186

Net income per Form 5500	$(705,660)

15

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

EIN 93-1282171

PLAN 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

		(c)
	(b)	Description of Investment, Including			(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)		Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost		Value

*	Union Bond & Trust Company	Collective Trust Principal Stable Value Fund	**	+	$1,839,893
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2030 Sep Acct-R4	**		1,275,139
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2020 Sep Acct-R4	**		1,046,019
*	Principal Life Insurance Company	Pooled Separate Account Prin LifeTime Strat Income Sep Acct-R4	**		832,714
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2010 Sep Acct-R4	**		525,417
	Franklin Advisors, LLC	Registered Investment Company Franklin DynaTech R Fund	**		522,285
	Lord Abbett	Registered Investment Company Lord Abbett Fundmntl Equity P Fund	**		493,544
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2040 Sep Acct-R4	**		493,457
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2025 Sep Acct-R4	**		478,223
	Neuberger Berman Management	Registered Investment Company Neub Berm Partners Adv Fund	**		358,620
	Alliance Funds, Inc.	Registered Investment Company Alliance Bernstein Global Bond Fund	**		308,014
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2015 Sep Acct-R4	**		299,533
*	Principal Life Insurance Company	Pooled Separate Account Principal Diversified Intl Sep Acct-R4	**		275,610
*	Principal Life Insurance Company	Pooled Separate Account Prin SmCap S&P 600 Index Sep Acct-R4	**		197,274
*	PremierWest Bancorp	Employer Security PremierWest Bancorp	**		193,876
*	Principal Life Insurance Company	Pooled Separate Account Principal Intl SmallCap Sep Acct-R4	**		146,009
*	Principal Life Insurance Company	Pooled Separate Account Principal MidCap Blend Sep. Acct-R4	**		144,736
*	Principal Life Insurance Company	Pooled Separate Account Principal U.S. Property Sep Acct-R4	**		135,705
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2050 Sep Acct-R4	**		121,618
	BlackRock	Registered Investment Company BlackRock Equity Dividend A Fund	**		102,835

16

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

EIN 93-1282171

PLAN 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

DECEMBER 31, 2011

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Heartland Funds	Registered Investment Company Heartland Value Plus Fund	**	$62,150
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2035 Sep Acct-R4	**	55,497
	Principal Life Insurance Company	Pooled Separate Account Principal Income Sep Acct-R4	**	52,852
*	Principal Life Insurance Company	Pooled Separate Account Principal MidCap Value I Sep Acct-R4	**	43,489
	Fidelity Investments	Registered Investment Company Fidelity Advantage SmallCap T Fund	**	29,987
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2045 Sep Acct-R4	**	25,039
*	Principal Life Insurance Company	Pooled Separate Account Principal SmallCap Growth I Sep Acct-R4	**	24,104
*	Principal Life Insurance Company	Pooled Separate Account Principal SmallCap Value II Sep Acct-R4	**	14,600
	Nations Funds	Registered Investment Company Columbia Intl Value A Fund	**	8,123
	Prudential Investments LLC	Registered Investment Company Prudential Jenn 20/20 Focus A Fund	**	3,439
	JP Morgan / Neuberger Berman	Pooled Separate Account Principal High Yield I Sep Acct-R4	**	3,301
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2055 Sep Acct-R4	**	874
	Jennison Dryden	Registered Investment Company Prudential Jenn Small Co A Fund	**	868
*	Participant Loans	Interest rates range from 5.25% to 10.25%; maturing through August 2037	--	209,449

				$10,324,293

* Indicates party-in-interest

** Information is not required as investments are participant directed

+ Presented at fair value

17

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2012	PremierWest Bancorp 401(k) Profit Sharing Plan
By: /s/ Douglas N. Biddle Douglas N. Biddle Executive Vice President and Plan Trustee

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm